Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

							As Restated
	2007		2006		2005		2004		2003
Income before taxes	$(32,041)		$65,709		$110,594		$96,652		$39,773
Plus: Fixed Charges
Interest expense	362,531		327,714		212,583		140,762		132,612

Rent Expense	3,574		3,423		2,309		1,956		1,819

Total fixed charges (including interest on deposits)	366,105		331,137		214,892		142,718		134,431
Less: Interest on deposits	(191,415)		(173,380)		(122,212)		(60,279)		(56,030)

Total fixed charges (excluding interest on deposits)	174,690		157,757		92,680		82,439		78,401

Income before income taxes and fixed charges (including interest on deposits)	$334,064		$396,846		$325,486		$239,370		$174,204
Income before income taxes and fixed charges (excluding interest on deposits)	$142,649		$223,466		$203,274		$179,091		$118,174
Dividend on P/S	—		—		—		—		7,063
Ratio of Earnings to fixed charges
Including interest on deposits	0.91	x	1.20	x	1.51	x	1.68	x	1.30	x
Excluding interest on deposits	0.82	x	1.42	x	2.19	x	2.17	x	1.51	x

Ratio of Earnings to fixed charges and preferred stock dividends
Including interest on deposits	0.91	x	1.20	x	1.51	x	1.68	x	1.23	x
Excluding interest on deposits	0.82	x	1.42	x	2.19	x	2.17	x	1.38	x